UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JULY 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

XINYUAN REAL ESTATE CO., LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 29, 2025

On July 29, 2025, Xinyuan Real Estate Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (“XIN” or the “Company”), will hold its extraordinary general meeting of shareholders at Xinyuan (China) Real Estate, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China, at 10:00 a.m. local time, to allow our shareholders to consider and vote on the following two separate, but related matters, as more fully described below:

1.	To approve, ratify and confirm in all respects by a special resolution, a potential spin-off transaction through which XIN would transfer certain assets, liabilities, and operations in the People’s Republic of China to XIN SpinCo, a wholly-owned subsidiary of XIN incorporated as an exempted company in the Cayman Islands (“XIN SpinCo”), and distribute XIN SpinCo shares (the “Spin-Off Shares”) as a dividend to the existing shareholders of XIN as of July 8, 2025 (the “Record Date”) on a pro-rata basis (the “Spin-Off”). As a result, XIN SpinCo will operate as a distinct real estate development company with its own separate and distinct management, strategy and operational focus.

2.	Subject to the approval and consummation of the Spin-Off as proposed, to approve, ratify and confirm in all respects by a special resolution, an offshore debt restructuring through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (the “Restructuring”). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes (as defined in the proxy statement). In connection with the Restructuring, the Company will issue the New Shares and the New Perpetual Securities, and XIN SpinCo will issue the New Senior Notes (each as defined in the proxy statement and/or in the Restructuring Term Sheet).

The notice and the proxy statement for the EGM, once issued, will be available through the Company’s investor relations website at https://ir.xyre.com and will also be available through Company’s depository agent. Only holders of common shares registered in the register of members at the close of business on the Record Date can vote at this meeting or at any adjournment thereof that may take place. Each common shareholder has one vote for each common share held as of the close of business on the Record Date. Holders of record of the Company’s American Depositary Shares (“ADSs”) at the close of business on the Record Date who wish to vote the common shares represented by the ADSs must act through JPMorgan Chase Bank, N.A. as depositary of the Company’s ADSs program. Each ADS represents 20 common shares.

We cordially invite all shareholders to attend the extraordinary general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the extraordinary general meeting in person, please mark, date, sign, and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the extraordinary general meeting. If you send in your proxy card and then decide to attend the extraordinary general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of the Office of the Board of Directors, Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the extraordinary general meeting of shareholders, the proxy statement, and copies of the Company’s 2024 Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission are also available through our website at http://ir.xyre.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: July 8, 2025